November 21, 2024

Joshua M. Fine
Chief Financial Officer
Cyclo Therapeutics, Inc.
6714 NW 16th Street, Suite B
Gainesville, Florida 32653

       Re: Cyclo Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response Dated November 7, 2024
           File No. 001-39780
Dear Joshua M. Fine:

        We have reviewed your November 7, 2024, response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 5, 2024, letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 1. Business
Overview, page 1

1. We note your response to prior comment 1, in which you state that all references to outcome measures around safety and efficacy will be removed from future
SEC
       filings and, where appropriate, will be replaced with the words "well tolerated", and that the preliminary data section will also be removed going forward. Please amend your Form 10-K accordingly.
2. We note your response to prior comment 2 in which you state that Cyclo did not conduct a Phase II trial in the U.S. and instead relied, with the consent of the FDA, on the data obtained from its Phase I/II trial abroad to support the commencement of its
       Phase III trial in the U.S. Please amend your Form 10-K to clarify this point.
 November 21, 2024
Page 2

Competition, page 8

3. We note your response to prior comment 3 where you indicate that you will include
       the following statement in future SEC filings:    Cyclo is pioneering
the use of
       cyclodextrins as an active pharmaceutical ingredient (API). While there are multiple suppliers of industrial and excipient grade cyclodextrins, we remain the only company engaged in the development of cyclodextrin therapy to treat disease.
In the same
       response you indicate that in future SEC filings you will amend your disclosure to clarify that the Japanese pharmaceutical preparations referenced on page 19 contain cyclodextrins as an excipient. Please amend your Form 10-K accordingly. Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 35

4. We have read your response to prior comment 4, in which you indicate that sales of cyclodextrin are very volatile and hard to predict, and the decrease in revenue was caused by a reclassification of revenue derived from compassionate sales of Trappsol
       HPB. Please amend your filing to discuss the reason(s) why your revenue from the sales of Trappsol HPB decreased 24% from fiscal year 2022 to fiscal year 2023 and the reason(s) why Trappsol "other products" decreased 18% from fiscal year 2022 to fiscal year 2023.
Controls and Procedures, page 40

5. We have read your response to prior comment 5, in which you indicate your disclosure contained a typographical error by not including the
word    not    in
       both your Form 10-K for the fiscal year ended December 31, 2023 and Form 10-Q for the fiscal quarter ended March 31, 2024, but that the disclosure error was corrected in your Form 10-Q for the fiscal quarter ended June 30, 2024. Please amend your Form
       10-K to correct the error.
6. We have read your response to prior comment 6. Please amend your filing to disclose the conclusion of the effectiveness of your internal control over financial reporting as
       of the end of your fiscal period in your Management   s Report on
Internal Control over
       Financial Reporting, in accordance with Item 308(a)(3) of Regulation
S-K.
       Please contact Tracie Mariner at 202-551-3744 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Alison Newman